Exhibit 21.1

Subsidiaries of Registrant

Subsidiary	Jurisdiction of Formation

Lantronix Europe GmbH	Germany

Lantronix India Private Limited	India

Lantronix Holding Company	Delaware, USA

Lantronix Hong Kong Limited	Hong Kong

Lantronix Japan K.K.	Japan

Lantronix UK Ltd.	United Kingdom

Subsidiaries of Lantronix Holding Company

Subsidiary	Jurisdiction of Formation

Intrinsyc Technologies Corporation	Canada

Lantronix IoT GmbH	Germany

Transition Networks, Inc. Uplogix, Inc.	Minnesota, USA Texas, USA